Via Facsimile and U.S. Mail
Mail Stop 6010

May 9, 2007

Ms. Fanjun Wu
Chief Financial Officer
Sunwin International Neutraceuticals, Inc.
6 Youpeng Road
Qufu, Shandong, China 273100

> **Re:** **Sunwin International Neutraceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed August 9, 2006**
> **File No. 033-10456**

Dear Ms. Wu:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant